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                             September 27, 2022

       Yongsheng Liu
       Chief Executive Officer
       SunCar Technology Group Inc.
       c/o Shanghai Feiyou Trading Co., Ltd.
       Suite 209, No. 656 Lingshi Road
       Jing   an District, Shanghai, 200072
       People   s Republic of China

                                                        Re: SunCar Technology
Group Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted August
29, 2022
                                                            CIK No. 0001936804

       Dear Mr. Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted August 29, 2022

       Cover Page

   1. We note your amended disclosure in response to comment 1 and we reissue it in part. Please revise to
disclose that Auto Services Group Limited's structure involves unique risks to
investors.
   2. We note your amended disclosure in response to comment 4 and we reissue it in part.
                                                        Please provide
cross-references to the condensed consolidating schedule and the consolidated financial
statements.
 Yongsheng Liu
FirstName LastNameYongsheng
SunCar Technology  Group Inc. Liu
Comapany 27,
September NameSunCar
              2022     Technology Group Inc.
September
Page 2    27, 2022 Page 2
FirstName LastName
3. We note your response to comment 5 and we reissue it. With respect to your transfers of cash, please specifically disclose each of the following items:

                On the cover page, in the summary risk factors, and in risk factors sections state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries, by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

                Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

                To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
              alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

         Please note that the foregoing disclosure should not be qualified by materiality.
Questions and Answers About the Business Combination and the Extraordinary
General
Meeting, page 4

4. We note your response to comment 8 and we reissue it because it does not appear that you have added a separate question and answer. We note your disclosure that Mr. Zaichang
         Ye may be entitled to receive up to 1,600,000 earn-out shares if SunCar achieves certain revenue requirements for each of the fiscal years 2022, 2023 and 2024. Please revise to add a separate question and answer to discuss the earn-out in greater detail to include the achievement thresholds, the total shares issuable, and the value of such shares.
Q: What is the Insider Share Purchase Agreement?, page 5

5. We note your amended disclosure in response to comment 7 and we reissue it in part. We note that SunCar and the initial shareholders of Goldenbridge will enter into an insider share purchase agreement. Please revise the answer to discuss in detail why the parties will enter into this agreement.
Regulatory Approvals, page 18

6. We note your amended disclosure in response to comment 12. Please revise to discuss the permissions and approvals required to operate your business in addition to the permissions
 Yongsheng Liu
FirstName LastNameYongsheng
SunCar Technology  Group Inc. Liu
Comapany 27,
September NameSunCar
              2022     Technology Group Inc.
September
Page 3    27, 2022 Page 3
FirstName LastName
         and approvals that you have described to offer the securities being registered to foreign investors. In this regard, please affirmatively address whether you have received all requisite permissions or approvals to operate and whether counsel has opined upon such disclosure. Additionally, we note your statement CSRC permissions and approvals that "if
         Draft Rules Regarding Overseas Listing finally is promulgated, then we may need to obtain certain approvals from relative Chinese authorities." Please revise to state whether this is the opinion of your PRC counsel. Additionally, please include a discussion of why your business may be required to seek such approvals.
Summary of the Proxy Statement/Prospectus
Cash Transfer, page 18

7. We note your amended disclosure in response to comment 13 and we reissue it in part.
         Please revise to provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
         Additionally, please revise to include the disclosure requested in prior comment 5.
Summary of Risk Factors
Risks Related to Doing Business in China, page 22

8. We note your amended disclosure in response to comment 15. In your second to last bullet point in this section, please revise the last sentence to disclose that such actions could cause the value of such securities to significantly decline or be worthless.
         Additionally, please provide cross-references from each summary risk factor to the more detailed discussion of these risks in the prospectus/proxy statement. Risk Factors
"Our historical business growth and profitability may not be indicative of future performance...", page 27

9. We note your amended disclosure in response to comment 21. Please revise to quantify your net losses in 2020 and 2021 and discuss the reasons for the under-performance by your financial leasing business line, including the reasons for ultimately discontinuing operations.
"The Chinese government exerts substantial influence over the manner in which we must conduct our business activities...", page 43

10. We note your response to comment 23, including your references to other discussions regarding the CAC and CSRC. However, we reissue this comment. Your disclosure in this risk factor related to permissions requirements from the CSRC and CAC is overly
 Yongsheng Liu
FirstName LastNameYongsheng
SunCar Technology  Group Inc. Liu
Comapany 27,
September NameSunCar
              2022     Technology Group Inc.
September
Page 4    27, 2022 Page 4
FirstName LastName
         vague and inconclusive. Please revise to explicitly state whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. To the extent you conclude no permissions or approvals are required or are applicable, please discuss the basis for these conclusions to include whether an opinion of counsel was obtained.
"Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the
PCAOB ... ", page 54

11. We note your amended disclosure in response to comment 20. Please revise your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
"Goldenbridge may redeem your unexpired GBRG Public Warrants...", page 60

12.      We note your response and amended disclosure in response to comment
25. Please revise
         this risk factor to disclose, or include a cross-reference to your disclosure describing:

                whether recent trading prices of ordinary shares exceed the threshold that would allow the company to redeem public warrants; and

                the steps the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Differences between PubCo's Memorandum and Articles of Association and GBRG's Memorandum and Articles of Association, page 81

13. We note your amended disclosure in response to comment 28. Please revise your disclosure here to summarize the material differences between the Class A and Class B ordinary shares, including, for example, the number of votes per share in each class.
U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders, page 83

14. We note your amended disclosure in response to comment 30, draft tax opinion filed as
         Exhibit 8.1 and we reissue it. Please file a tax opinion that addresses the material federal income tax consequences to investors of the Reincorporation Merger and the Acquisition
         Merger, and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 601(b)(8) of Regulation S-K and
         Section III.A.2 of Staff Legal Bulletin No. 19. In this regard, we note that the draft tax opinion only addresses the Reincorporation Merger and not the Acquisition Merger.
         Please revise accordingly.
 Yongsheng Liu
FirstName LastNameYongsheng
SunCar Technology  Group Inc. Liu
Comapany 27,
September NameSunCar
              2022     Technology Group Inc.
September
Page 5    27, 2022 Page 5
FirstName LastName
15. We note your amended disclosure in response to comment 31 and we reissue
         it. Please revise to remove all language stating that the information in this section is a
         "general discussion" and "summary" or that "it should not be construed as tax advice."
         Investors are entitled to rely on the opinion expressed. Refer to
Section III.D.1 of Staff
         Legal Bulletin No. 19. In this regard, we note that counsel will be providing a legal opinion on the Reincorporation Merger and Acquisition Merger. Investors are entitled to rely upon counsel's opinion on these two material tax consequences of the transaction.
         Please revise accordingly.
Background of the Business Combination, page 97

16. We note your amended disclosure in response to comment 36. Please revise to summarize how the value of the earn-out payment was determined. Please describe all material discussions and negotiations.
17. We note your amended disclosure in response to comment 37, including that "GBRG researched U.S. public companies comparable with SunCar and GBRG concluded that
         SunCar was the most compelling business combination opportunity available to GBRG."
         Please elaborate, with specificity, on the reasons that SunCar offered the most compelling business combination, especially in light of the other U.S. public companies that GBRG researched.
18. We note your amended disclosure in response to comment 38 and we reissue it in part. Please revise to provide a detailed description of:

                The estimate of the total transaction costs of the Business Combination and to the extent that estimate has differed materially from the current estimated transaction costs, please revise to disclose the reasons why.

                The discussions and negotiations that lead to the terms and signing the May 5, 2022 letter of intent.

                A summary of the material terms of all items discussed between May 6 and May 23,
              2022.
Certain Prospective Operational and Financial Information, page 99

19. We note your amended disclosure in response to comment 42. Where possible, please revise to quantify and provide specifics on all assumptions, estimates, and bases considered in the SunCar Management Projections.
Engagement of Financial Advisor to Goldenbridge, page 99

20. We note your amended disclosure in response to comment 43. Please revise to disclose:

                whether GBRG or CHFT determined the amount of consideration to be paid or
 Yongsheng Liu
FirstName LastNameYongsheng
SunCar Technology  Group Inc. Liu
Comapany 27,
September NameSunCar
              2022     Technology Group Inc.
September
Page 6    27, 2022 Page 6
FirstName LastName
              whether the outside party recommended the amount of consideration to be paid;

                any instructions received from GBRG and any limitation imposed by GBRG on the scope of CHFT's investigation, if applicable; and

                the fee received by CHFT for delivering its opinion. Industry Overview of SunCar, page 109

21.      We note your amended disclosure in response to comment 48. Please file
Forest
         & Sullivan   s consent as an exhibit. Additionally, we note references
throughout your
         disclosure to the "Forest & Sullivan Report" and separately to the "Frost & Sullivan
         Report." To the extent that you have relied on more than one report, please revise to state as much and include the relevant disclosure and consent as an exhibit. Otherwise, please revise for consistency.
Our Value Propositions, page 116

22. We note your amended disclosure in response to comment 53. Please revise to clarify whether the statements in each bullet of the list provided are management's beliefs as well. If not, please provide the relevant support for each statement. Related Party Transactions
Amounts due to related parties, page 149

23.      We note your response and amended disclosure in response to comment
59. To the extent
         not already provided, please disclose the largest amount outstanding during the period covered and the amount outstanding as of the latest practicable date. In this light, we note that you have provided information as of June 30, 2021 and 2020 and as of March 31,
         2022. Please refer to Item 7.B.2 of Form 20-F.
General

24. We note your amended disclosure on the cover page in response to comment 70 and we reissue it. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with GBRG being based in
         Hong Kong and the possibility that the PRC government may prevent GBRG from consummating the Business Combination.
25. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the
         Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the
         People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland
         China and Hong Kong.
 Yongsheng Liu
SunCar Technology Group Inc.
September 27, 2022
Page 7

       You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Donald Field at (202) 551-3680 with any other questions.



                                                          Sincerely,
FirstName LastNameYongsheng Liu
                                                          Division of
Corporation Finance
Comapany NameSunCar Technology Group Inc.
                                                          Office of Trade &
Services
September 27, 2022 Page 7
cc:       Giovanni Caruso, Esq.
FirstName LastName